UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Zenvia Inc.

Interim condensed consolidated financial

Statements as of and for the nine-month period ended September 30, 2021

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Zenvia Inc.

Unaudited condensed consolidated statements of financial position at September 30, 2021

(In thousands of Reais)

	Note	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	6	609,903	59,979
Trade and other receivables	7	119,364	86,009
Tax assets		15,833	4,897
Prepayments		38,508	2,516
Other assets		5,428	1,285
		789,036	154,686

Non-current assets
Tax assets		218	40
Prepayments		2,014	1,931
Interest earning bank deposits	6	6,820	2,227
Other Assets		36	—
Property, plant and equipment	8	16,107	12,495
Intangible assets and goodwill	9	986,852	281,475

		1,012,047	298,168

Total assets		1,801,083	452,854

	Note	September 30, 2021	December 31, 2020
Liabilities
Current liabilities
Loans and borrowings	10	55,798	56,197
Derivative financial instruments		135	—
Trade and other payables		107,151	100,036
Liabilities from aquisitions	13	111,790	53,520
Current tax liabilities		14,977	8,898
Employee benefits		25,702	6,678
Lease liabilities		2,057	1,109
Deferred Revenue		4,003	—
Taxes do be paid in installments		522	—
		322,135	226,438
Non-current liabilities
Liabilities from aquisitions	13	156,648	40,228
Trade and other payables		2,164	1,352
Loans and borrowings	10	160,673	42,778
Lease liabilities		2,414	1,649
Provisions for tax, labor and civil risks	12	1,175	2,267
Deferred tax liabilities		9,303	22,794
Taxes do be paid in installments		828	—
		333,205	111,068

Equity
Capital	14	953,643	130,292
Reserves	14	224,401	5,454
Translation reserve		25,530	1,033
Accumulated losses		(57,831)	(21,431)
Total equity		1,145,743	115,348
Total equity and liabilities		1,801,083	452,854

See the accompanying notes to the interim condensed consolidated financial statements.

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Zenvia Inc.

Unaudited condensed statements of profit or loss and other comprehensive income for the three and nine-month periods ended September 30, 2021

(In thousands of Reais)

	Note	Three months ended September 30,		Nine months ended September 30,
		2021	2020	2021	2020
Revenue	15	163,716	113,894	422,061	299,680
Cost of services	16	(110,914)	(81,229)	(297,500)	(217,783)

Gross profit		52,802	32,665	124,561	81,897

Sales and marketing expenses	16	(22,314)	(9,575)	(60,514)	(24,141)
General and administrative expenses	16	(79,489)	(26,321)	(126,678)	(50,255)
Research and development expenses	16	(5,091)	(4,615)	(16,100)	(11,120)
Allowance for expected credit losses	16	(1,407)	(1,158)	(4,653)	(1,763)
Other income and expenses, net		1,939	818	1,759	687
Operating profit (loss)		(53,560)	(8,186)	(81,625)	(4,695)

Finance costs	17	(10,838)	(12,876)	(37,807)	(16,922)
Finance income	17	2,427	1,014	21,092	3,592
Net finance costs		(8,411)	(11,862)	(16,715)	(13,330)
Profit (loss) before taxes		(61,971)	(20,048)	(98,340)	(18,025)

Deferred income tax and social contribution	18	3,856	6,653	13,512	7,721
Current income tax and social contribution	18	(1,458)	(70)	(2,090)	(1,312)
Profit (loss) of the period		(59,573)	(13,465)	(86,918)	(11,616)

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Cumulative translation adjustments from operations in foreign currency		25,010	274	26,422	274
Total comprehensive income (loss) for the period		(34,563)	(13,191)	(60,496)	(11,342)

Net (loss) earnings per share (expressed in Reais per share)
Basic	19	(1.442)	(2.926)	(2.103)	(2.524)
Diluted	19	(1.442)	(2.926)	(2.103)	(2.524)
See the accompanying notes to the interim condensed consolidated financial statements.

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Zenvia Inc.

Unaudited condensed consolidated statement of changes in equity

For the nine months ended September 30, 2021

(In thousands of reais)

					Profit reserves
	Note		Capital	Capital reserve	Legal reserve	Investments reserve	Accumulated	Translation reserve	Total equity
			losses
Balance at December 31, 2019			93,883	—	3,854	1,600	—	—	99,337

Profit (loss) for the period			—	—	—	—	(11,616)	—	(11,616)
Capital increase	14.	a	36,409	—	—	—	—	274	36,683

Balance at September 30, 2020			130,292	—	3,854	1,600	(11,616)	274	124,404
Balance at December 31, 2020			130,292	—	3,854	1,600	(21,431)	1,033	115,348

Corporate reorganization			(130,286)	87,146	(3,854)	(1,600)	50,519	(1,925)	—
Issuance of common stock in connection with a initial public offering	14.	a	1,031,355	—	—	—	—	—	1,031,355
Costs related to the initial public offering	14.	a	(78,788)	—	—	—	—	—	(78,788)
Additional paid-in capital (share swap)	14.	b	1,070	137,279	—	—	—	—	138,349
Share-based compensation	14.	b	—	(24)	—	—	—	—	(24)
Net profit (loss) for the period			—	—	—	—	(86,918)	—	(86,918)
Cumulative translation adjustments from operations in foreign currency			—	—	—	—	—	26,422	26,422
Balance at September 30, 2021			953,643	224,401	—	—	(57,831)	25,530	1,145,743

See the accompanying notes to the interim condensed consolidated financial statements.

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Zenvia Inc.

Unaudited condensed consolidated statement of cash flow

For the nine months ended September 30, 2021

(In thousands of reais)

	Nine months ended September 30,
	2021	2020
Cash flow from operating activities
Profit (loss) for the period	(86,918)	(11,616)
Adjustments for:
Deferred tax (income) expenses	(13,512)	(7,721)
Depreciation and amortization	26,960	19,038
Allowance for expected credit losses	4,653	1,763
Provisions for tax, labor and civil risks risks	(875)	217
Provision for bonus and profit sharing	9,590	976
IPO Bonus (Cash and share-based payment)	48,072	—
Share-based compensation	(24)	—
Provision for compensation	14,246	8,694
Interest from loans and borrowings	10,820	2,444
Interest on leases	239	585
Exchange variation (gain) loss	(2,708)	8,219
Loss on write-off of property, plant and equipment	974	—
Loss on write-off of intangible assets	—	43
Effect of hyperinflation	1,018	69
Changes in assets and liabilities
Trade and other receivables	(38,008)	(12,026)
Prepayments	(36,075)	(1,592)
Other assets	(15,293)	(2,235)
Suppliers	5,711	26,356
Trade and other payables	(35,453)	21,382
Lease liabilities	2,418	(560)
Cash generated from (used in) operating activities	(104,165)	54,036
Interest paid on loans and leases	(10,650)	(6,204)
Income taxes paid	(1,050)	(1,312)
Net cash flow from (used in) operating activities	(115,865)	46,520
Cash flow from investing activities
Acquisition of subsidiary, net of cash acquired	(358,646)	(56,961)
Acquisition of property, plant and equipment	(8,426)	(4,323)
Addition bank deposits	(4,593)	645
Acquisition of Intangible assets	(12,296)	(11,946)
Payments of former acquisitions	(51,159)	—
Addition of cash from acquisitions	—	(338)
Net cash used in investment activities	(435,120)	(72,923)
Cash flow from financing activities
Capital increase - public offering	1,031,355	—
Issue cost – public offering	(78,788)	—
Proceeds from loans and borrowings	151,428	30,000
Repayment of borrowings	(34,103)	(7,085)
Payment of lease liabilities	(944)	(1,256)
Capital increase	5,538	36,409
Net cash from (used in) financing activities	1,074,486	58,068

Exchange rate change on cash and cash equivalents	26,422	274
Net (decrease) increase in cash and cash equivalents	549,924	31,938
Cash and cash equivalents at January 1	59,979	12,342
Cash and cash equivalents at September 30	609,903	44,280

See the accompanying notes to the interim condensed consolidated financial statements.

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Notes to the unaudited interim condensed consolidated financial statements

(In thousands of Reais)

1	Operations

Zenvia Inc. (“Company”) was incorporated in November 2020, as a Cayman Islands exempted company with limited liability duly registered with the Registrar of Companies of the Cayman Islands. These consolidated financial statements comprise Zenvia Mobile Serviços Digitais S.A. a privately-held corporation headquartered in São Paulo, in the State of São Paulo, Brazil and its subsidiaries (together referred to as “the Company” or “the Group” or “Business”). The Group is primarily involved in the development of a cloud-based platform that enables organizations to integrate several communication capabilities (including short message service, or SMS, WhatsApp, Voice, WebChat and Facebook Messenger) into their software applications.

a.	Corporate Reorganization

On May 7, 2021, Zenvia Mobile Serviços Digitais S.A. (Zenvia Brazil) became a wholly owned subsidiary of Zenvia Inc., a holding company created in connection with the initial public offering of the Group. At the time of the reorganization, the Company´s current shareholders have contributed all of their shares in Zenvia Brazil to Zenvia Inc. at a ratio of one-to-five. In return for this contribution, the Company issued in aggregate 23,708,300 new Class B common shares to Bobsin LLC, Oria Zenvia Co-investment Holdings, LP, Oria Zenvia Co-investment Holdings II, LP, Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia and Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia and in aggregate 199,710 new Class A common shares to Spectra I Fundo de Investimento em Participações Multiestratégia Investimento No Exterior and Spectra II Fundo de Investimento em Participações Multiestratégia Investimento No Exterior, in each case, at the above ratio of one-to-five. This corporate reorganization kept the same percentage of ownership of the former shareholders of Zenvia Brazil in Zenvia Inc.

b.	Business combination – Direct One (D1)

On July 31, 2021, Zenvia Brazil completed the purchase agreement for the direct and indirect acquisition of 100% of the share capital of One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. – Direct One, or “D1”, including its wholly owned subsidiary Smarkio Tecnologia Ltda. (“Smarkio”). D1 is a platform that connects different data sources to enable a single customer view layer, allowing the creation of multichannel communications, generation of variable documents, authenticated message delivery and contextualized conversational experiences. Under the terms of these purchase agreements and as part of the consideration, (i) Zenvia Brazil contributed R$21 million in cash into D1 on May 31, 2021, and (ii) on the closing date, July 31, 2021, (1) Zenvia Brazil contributed further R$19 million in cash into D1; (2) Zenvia Brazil paid to D1 shareholders an amount corresponding to R$319 million, which was based on a valuation of 13 (thirteen) times D1’s and Smarkio’s combined gross profit for the last twelve months (LTM) ended March 31, 2021 (historical results) minus D1 net debt as of the same date and adjusted by working capital; and (3) Zenvia Brazil delivered 1,942,750 of Class A common shares to certain D1 shareholders, equivalent to an amount corresponding to R$133 million, which was calculated based on the valuation of 13 (thirteen) times D1’s and Smarkio’s combined gross profit for the last twelve months (LTM) ended March 31, 2021 (historical results) minus D1 net debt as of the same date and adjusted by working capital, divided by 13 (thirteen) times Zenvia Brazil’s consolidated gross profit for the last twelve months (LTM) (after giving effect to the D1 Acquisition and the Sirena Acquisition - each term as defined below) ended March 31, 2021 minus Zenvia Brazil’s consolidated net debt (after giving effect to the D1 Acquisition and the Sirena Acquisition) as of the same date.

Additionally, as further consideration for the D1 Acquisition, Zenvia Brazil also agreed to pay amounts to certain D1 shareholders which are currently estimated to be (i) R$56 million in the second quarter of

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2022; and (ii) R$168 million in the second quarter of 2023, based on a certain multiple times D1’s gross profit for the last twelve months (LTM) ending on March 31, 2022 and March 31, 2023, respectively, such multiple to be calculated on the achievement of certain gross profit milestones for the relevant periods. As a guarantee of payment of such amounts, Zenvia Brazil agreed to pledge a certain number of shares corresponding to 50% + 1 share of D1’s total equity stake as collateral in favor of the aforementioned D1 shareholders. This guarantee came into effective as of the date of consummation of the D1 Acquisition and will be released upon payment of the last installment due to such D1 shareholders.

The Company also become indirect holders of 100% of the share capital of Smarkio Tecnologia Ltda., or “Smarkio”, a wholly-owned subsidiary of D1 and a cloud-based company that combines an automated marketing platform through chatbots with a platform for creating, integrating and processing conversational interfaces that can be used by developers and business users. Smarkio was acquired by D1 in December 2020 and D1 started consolidating Smarkio in its financial statements as of December 1, 2020.

Goodwill arising from the acquisition has been recognized as follows, based purchase price allocation. The goodwill is attributable mainly to future results and synergies expected to be achieved from business integration. The Company is analyzing tax strategies to enable the future tax deductibility of goodwill.

D1
July 31, 2021

Consideration transferred	716,428

Other net assets, including PPE and cash	48,477
Intangible assets –– Client portfolio (a)	1,482
Intangible assets –– Digital platform (b)	58,489

Total net assets acquired at fair value	108,448
Goodwill	607,980

(a) The fair value of R$ 1,482 represents client portfolio and was calculated based on discounted future cash flows associated to the portfolio estimated at the acquisition date.

(b) The fair value of R$ 58,489 represents the digital platform acquired, measured based on discounted future cash flows associated to the asset at the acquisition date.

The identification of the intangible assets acquired in the business combinations is subject to significant judgements by management as to whether assets are separable from other assets. The measurement of those assets and liabilities assumed also involve judgements and estimates developed by management, based on facts and circumstances known at the time of the business combination that may be not confirmed in the future. Such judgements and estimates are reviewed on an ongoing basis and adjusted prospectively as necessary.

The fair value of the acquired assets and liabilities assumed is presented below:

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31-Jul-21

Assets
Current assets
Cash and cash equivalents	59,447
Trade and other receivables	16,516
Tax assets	322
Advances	315
Prepayments	412
Other assets	887
77,899
Non-current assets
Other assets	10
Property, plant and equipment	3,396
Intangible assets and goodwill	53,271
56,677

Total assets	134,576

31-Jul-21
Liabilities
Current liabilities
Loans and borrowings	6,892
Trade and other payables	8,725
Lease liabilities	565
Employee's pay and related charges	3,697
Taxes payable	2,637
Deferred Revenue	3,976
Taxes do be paid in installments	532
27,024
Non-current liabilities
Loans and borrowings	11,538
Lease liabilities	1,302
Debentures	45,000
Provisions for tax, labor and civil risks	336
Taxes do be paid in installments	899
59,075

Shareholders' equity
Capital	76,482
Capital reserves and treasury shares	20,737
Accumulated losses	(48,742)
Total equity	48,477

Total equity and liabilities	134,576

Valuation techniques are summarized below:

Assets acquired	Valuation technique
Intangible assets - Allocation of the customer portfolio and digital platform	The MPEEM methodology (Multi Period Excess Earnings Method) is mostly used to measure the value of primary assets or most important assets of a company. According to that method, in determining fair values, the cash flows attributable to all other assets are subtracted through a contributory asset charge (CAC). The MPEEM method assumes that the fair value of an intangible asset is the same as the present value of the cash flows attributable to that asset, less the contribution of other assets, both tangible and intangible ones.

Since the acquisition, D1 has generated revenues of R$ 15,060 and losses of R$ 3,657 included in the consolidated financial statements. If the acquisition had occurred on January 1st, 2021, management estimates that consolidated revenue would have been R$ 470,543, and consolidated loss for the year would have been R$ 99,033. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1st, 2021.

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c.	Business combination – Rodati Motors Corporation (Sirena)

On July 24, 2020, the Company entered into a share purchase and sale agreement to purchase 100% of the shares of Rodati Motors Corporation (also referred to as “Sirena”), a startup founded in 2014 that offers communication solutions for sales teams via WhatsApp. The consideration transferred consisted of an upfront cash payment of US$ 10,923 thousand (R$ 56,961) on July 24, 2020, the acquisition (closing) date. Following the acquisition, the former sharesholders will be subject to additional deferred payments of US$ 13,584 thousand (R$ 70,835), due in 3 installments payable in 6, 12 and 24 month after the acquisition date. The deferred payments bear interests of 10% p.a. plus 0.75% for each month since the closing date, fully payable on the second installment. In case of a liquidity event (defined in the contract as a strategic sale of the Company or a an Initial Public Offering) within the period until the full settlement of the deferred consideration payable, part of the payment will be made in a variable number of the Company’s own shares, depending on the valuation of such shares associated with the liquidity events, limited to the cash amounts defined in the contract. The total consideration transferred and to be transferred is equivalent to US$ 24,507 thousand (R$ 127,796).

On August 31,2021 we delivered 89,131 of our Class A common shares to certain Sirena shareholders, equivalent to an amount corresponding to US$ 0,859 thousand (R$ 4,467). Also, in addition to transferred Class A common shares, certain of the former sharesholders that remained working at the Company will be subject to additional compensation of up to US$ 1,939 thousand (R$ 9,932) paid in August 2021 and US$ 3,575 thousand (R$ 19,446) to be paid in 2022, calculated based on certain goals of contribution margins (as defined in the agreement) generated by Sirena solutions and subject to their continued employment with the Company. As of September 30, 2021, a provision was recorded in the amount of R$ 22,125 related to the estimated compensation payable to these individuals.

The goodwill is attributable mainly to future results and synergies expected to be achieved from business integration. The Company is analyzing tax strategies to enable the future tax deductibility of goodwill. At the time of the acquisition, future tax deductibility is not probable as certain actions are necessary to integrate the businesses from a tax perspective, which are subject to substantive uncertainties associated to applicable tax laws.

Goodwill arising from the acquisition has been recognized as follows, based purchase price allocation:

Rodati Motors Corporation
July 24, 2020

Consideration transferred	127,796

Other net assets, including PPE and cash	1,519
Intangible assets –– Client portfolio (a)	1,975
Intangible assets –– Digital platform (b)	54,521
Deferred tax liabilities, net	(14,835)
Total net assets acquired at fair value	43,180
Goodwill	84,616

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(a) The fair value of R$ 1,975 represents client portfolio and was calculated based on discounted future cash flows associated to the portfolio estimated at the acquisition date.

(b) The fair value of R$ 54,521 represents the digital platform acquired, measured based on discounted future cash flows associated to the asset at the acquisition date.

The identification of the intangible assets acquired in business combinations is subject to significant judgements by management as to whether assets are separable from other assets. The measurement of those assets and liabilities assumed also involve judgements and estimates developed by management, based on facts and circumstances known at the time of the business combination that may be not confirmed in the future. Such judgements and estimates are reviewed on an ongoing basis and adjusted prospectively as necessary.

The fair value of the acquired assets and liabilities assumed is presented below:

24-Jul-20
Assets
Current assets
Cash and cash equivalents	11,617
Trade and other receivables	1,950
Tax assets	81
Other assets	50
13,698
Non-current assets
Tax assets	94
Guarantee deposit	8
Property, plant and equipment	218
320

Total assets	14,018

24-Jul-20
Liabilities
Current liabilities
Loans and borrowings	6,635
Trade and other payables	3,923
Taxes payable	684
Payroll and related taxes	1,032
12,274
Non-current liabilities
Provisions for tax, labor and civil risks	225
225
Shareholders' equity
Capital	28,966
Reserves	14,435
Accumulated losses	(41,882)
Total equity	1,519

Total equity and liabilities	14,018

Valuation techniques are summarized below:

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Assets acquired	Valuation technique
Intangible assets - Allocation of the customer portfolio and digital platform	The MPEEM methodology (Multi Period Excess Earnings Method) is mostly used to measure the value of primary assets or most important assets of a company. According to that method, in determining fair values, the cash flows attributable to all other assets are subtracted through a contributory asset charge (CAC). The MPEEM method assumes that the fair value of an intangible asset is the same as the present value of the cash flows attributable to that asset, less the contribution of other assets, both tangible and intangible ones.

2	Company’s subsidiaries

		Zenvia Inc. September 30, 2021		Zenvia Mobile December 31, 2020
	Country	Direct	Indirect	Direct	Indirect
Subsidiaries		%	%	%	%
Zenvia Mobile Serviços Digitais S.A.	Brazil	100	—	—	—
MKMB Soluções Tecnológicas Ltda.	Brazil	—	100	100	—
Total Voice Comunicação S.A.	Brazil	—	100	100	—
Rodati Motors Corporation	USA	—	100	100	—
Zenvia México	Mexico	—	100	100	—

Zenvia Voice Ltda	Brazil	—	100	—	—
4TI Participações Ltda	Brazil	—	100	—	—
One to One Engine Desenvolvimento e Licenciamento de Sistemas de Informática SA	Brazil	—	100	—	—
Indirect subsidiaries
Rodati Services S.A.	Argentina	—	100	—	100
Rodati Servicios, S.A. de CV	Mexico	—	100	—	100
Rodati Motors Central de Informações	Brazil	—	100	—	100
de Veículos Automotores Ltda.
Smarkio Tecnologia S.A.	Brazil	—	100	—	—

3	Preparation basis

These interim condensed consolidated financial statements for the nine months ended September 30, 2021 have been prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2020 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

As stated in note 1(a), Zenvia Inc. was not a separate legal entity until November 3, 2020. The Business (here mentioned when the Company presented its financial statements combined with other entities) comprised combined historical balances of assets, liabilities and results of operations related to the development of cloud-based platform that enables organizations to integrate several communication capabilities into their software applications, which were previously carried out by the legal entity Zenvia Brazil and its subsidiaries. On May 7, 2021 Zenvia Mobile Serviços Digitais S.A (Zenvia Brazil) became a wholly owned subsidiary of Zenvia Inc., a holding company created in connection with initial public offering process of the group, through a corporate reorganization in which the former shareholders of Zenvia Mobile Serviços Digitais S.A. contributed their shares in Zenvia Brazil to Zenvia Inc. in the same proportion of their ownership of Zenvia Brazil. As a result of this corporate reorganization, the condensed consolidated statements of financial position, profit or loss, comprehensive income, changes in equity and cash flows are presented in this interim condensed consolidated financial statements as a combination of the financial position, profit or loss, comprehensive income, changes in equity and cash flows of Zenvia Brazil and Zenvia Inc.. The combined financial statements were prepared until May 7, 2021 (completion of the corporate reorganization) and as of December 31, 2020 and for the period ended September 30, 2020. The combined financial statements have been prepared in order to present the Business’ historical financial condition, the performance of its operations and its respective cash flows.

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The issuance of these financial statements was approved by the Executive Board of Directors on November 16, 2021.

a.	Measurement basis

The financial statements were prepared based on historical cost, except for certain financial instruments measured at fair value, as described in the following accounting practices. See item (d) below for information on the measurement of financial information of subsidiaries located in hyperinflationary economies.

b.	Functional and presentation currency

These consolidated financial statements are presented in Brazilian Real, which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, except if otherwise indicated.

The functional currency of the subsidiary Rodati Motors Corporation is the US Dollar. The indirect subsidiaries of the Company have the following functional currencies: Rodati Motors Central de Informaçoes de Veiculos Automotores Ltda. has the local currency, Brazilian Real (BRL), as its functional currency; Rodati Services S.A. has the local currency, Argentinean Peso (ARG), as its functional currency; and Rodati Servicios, S.A. de CV. has the local currency, Mexican Pesos (MEX), as its functional currency.

c.	Foreign currency translation

For the consolidated Group companies in which functional currency is different from the Brazilian Real, the financial statements are translated to Real as of closing date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognised in profit or loss and presented within finance costs.

d.	Accounting and reporting in highly hyperinflationary economy

In July 2018, considering that the inflation accumulated in the past three years in Argentina was higher than 100%, the adoption of the accounting and reporting standard in hyperinflationary economy became mandatory in relation to the subsidiary Rodati Services S.A., located in Argentina.

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Non monetary assets and liabilities, the equity and the statement of income of subsidiaries that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on the historical or current cost approach, should be expressed in terms of the current measurement unit at the balance sheet date and translated into Real at the closing exchange rate for the period. The impacts of changes in general purchasing power were reported as finance costs in the statements of income of the Company.

e.	Use of estimates and judgments

In preparing these consolidated financial statements, management has made judgements and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

(i)	Measurement of fair value

A series of Company’s accounting policies and disclosures requires the measurement of fair value, for financial and non-financial assets and liabilities.

The Company established a control structure related to measurement of fair value. It includes the review process of all significant fair value measurements, reporting directly to the Chief Financial Officer.

Evaluation process includes the regular review of significant non-observable data and valuation adjustments. If third-party information, such as brokerage firms’ quotes or pricing services, is used to measure fair value, then the evaluation process analyzes the evidence obtained from the third parties to support the conclusion that such valuations meet the IFRS requirements, including the level in the fair value hierarchy in which such valuations should be classified. Significant assessment matters are reported to the Board of Directors.

When measuring fair value of an asset or liability, the Company uses observable data as much as possible. Fair values are classified at different levels according to hierarchy based on information (inputs) used in valuation techniques, as follows:

—	Level 1: Prices quoted (not adjusted) in active markets for identical assets and liabilities.
—	Level 2: Inputs, except for quoted prices, included in Level 1 which are observable for assets or liabilities, directly (prices) or indirectly (derived from prices).
—	Level 3: Inputs, for assets or liabilities, which are not based on observable market data (non-observable inputs).

The Company recognizes transfers between fair value hierarchy levels at the end of the financial statements’ period in which changes occurred.

4	Significant accounting policies

14

There have been no changes to the Company's significant accounting policies as described in its annual financial statements for the year ended December 31, 2020 and should be read in conjunction with those annual financial statements.

5	New standards, amendments and interpretations of standards

The following amended standards are effective for annual periods beginning on or after January 1, 2022. The Company does not expect to have significant impact on it´s consolidated financial statements:

-          Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16); and

-          Classification of Liabilities as Current or Non-current (Amendments to IAS 1).

6	Cash and cash equivalents and interest earning bank deposits

	September 30, 2021	December 31, 2020

Cash and banks	378,751	13,099
Short-term investments maturing in up to 90 days (a)	231,152	46,880
Short-term investments maturing in over 90 days (b)	6,820	2,227

	616,723	62,206

Cash and cash equivalents	609,903	59,979
Interest earnings bank deposits	6,820	2,227

(a)	Highly liquid short-term interest earning bank deposits are readily convertible into a known amount of cash and subject to an insignificant risk of change of value. They are substantially represented by interest earning bank deposits at rates varying from 75% to 102.5% of the CDI rate (Interbank Interest Rate). They are stated at the investment value, plus interests accrued up to September 30, 2021 and December 31, 2020.
(b)	Investments at rates varying from 89% to 100% of CDI are held as guarantee of the debentures borrowing contract entered into in May 2021 for D1 (Company acquired).

15

7	Trade and other receivables

	September 30, 2021	December 31, 2020

Domestic	113,180	81,031
Abroad	14,193	11,065
	127,373	92,096

Allowance for expected credit losses	(8,009)	(6,087)

	119,364	86,009

Changes in allowance for expected credit losses are as follows:

	September 30, 2021	September 30, 2020
Balance at December 31	(6,087)	(5,088)
Additions	(6,858)	(3,303)
Reversal	2,205	1,540
Write-offs	2,731	—
Balance at September 30	(8,009)	(6,851)

8	Property, plant and equipment

8.1	Breakdown of balances

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance at September 30, 2021

Furniture and fixtures	10	1,325	(722)	603
Leasehold improvements	10	2,346	(1,163)	1,183
Data processing equipment	20	18,684	(9,714)	8,970
Right of use – leases	20 to 38,71	7,271	(3,005)	4,266
Machinery and equipment and other fixed assets	10 to 20	1,646	(561)	1,085
		31,272	(15,165)	16,107

16

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance at December 31, 2020

Furniture and fixtures	10	1,374	(604)	770
Leasehold improvements	10	1,674	(847)	829
Data processing equipment	20	14,277	(6,229)	8,047
Right of use – leases	20 to 30	4,967	(2,347)	2,620
Machinery and equipment and other assets	10 to 20	824	(594)	230
		23,116	(10,621)	12,495

8.2	Changes in property, plant and equipment

	Average annual depreciation rates %	December 31, 2020	Additions	Addition due to acquisitons	Disposals	Hyperinflation adjustment	Exchange variations	September 30, 2021

Furniture and fixtures		1,374	30	325	(413)	19	(5)	1,330
Leasehold improvements		1,674	17	568	—	28	(9)	2,278
Data processing equipment		14,277	4,103	1,394	(983)	68	(293)	18,566
Right of use – leases		4,967	785	2,305	(800)	—	—	7,257
Machinery and equipment		515	40	922	(181)	—	—	1,296
Other fixed assets		309	56	115	(13)	—	—	467

Cost		23,116	5,031	5,629	(2,390)	115	(307)	31,194

Furniture and fixtures	10	(604)	(110)	(173)	172	(8)	2	(724)
Leasehold improvements	10	(847)	(157)	(103)	—	(10)	3	(1,114)
Data processing equipment	20	(6,229)	(1,923)	(459)	37	(53)	31	(9,124)
Right of use – leases	20 to 30	(2,347)	(1,370)	(488)	1,096	—	—	(3,006)
Machinery and equipment	10	(411)	(35)	(921)	105	—	—	(851)
Other fixed assets	10 to 20	(183)	(19)	(89)	6	—	—	(288)

(-) Accumulated depreciation		(10,621)	(3,614)	(2,233)	1,416	(71)	36	(15,087)

Total		12,495	1,417	3,396	(974)	44	(271)	16,107

17

9	Intangible assets and goodwill

9.1	Breakdown of balances

	Average annual amortization rates %	Cost	Amortization	Net balance in September 30, 2021

Intangible assets under development	—	9,167	(2,213)	6,954
Software license	20 to 50	5,561	(3,751)	1,810
Database	10	800	(447)	353
Goodwill	—	793,100	—	793,100
Customer portfolio	10	119,997	(78,346)	41,651
Non-competetion (a)	20	3,234	(672)	2,562
Platform	10 to 20	169,138	(28,716)	140,422

		1,100,997	(114,145)	986,852

	Average annual amortization rates %	Cost	Amortization	Net balance in December 31, 2020
Intangible assets under development	—	8,433	—	8,433
Software license	20 to 50	3,584	(2,172)	1,412
Database	10	800	(387)	413
Goodwill	—	163,394	—	163,394
Customer portfolio	10	112,929	(67,524)	45,405
Platform	10 to 20	75,065	(12,647)	62,418
		364,205	(82,730)	281,475

18

9.2	Changes in intangible assets and goodwill

	Average annual depreciation rates %	December 31, 2020	Additions	Transfers	Addition due to acquisitons	Disposals	September 30, 2021

Intangible asset in progress		8,433	6,427	(10,558)	4,868	(2)	9,167
Software license		3,584	1,651	348	—	(22)	5,561
Database		800	—	—	—	—	800
Goodwill		163,394	607,980	—	21,726	—	793,100
Customer portfolio		112,929	1,482	—	5,586	—	119,997
No competition (a)		—	—	—	3,234	—	3,234
Platform		75,065	58,489	10,210	25,926	(553)	169,138

Cost		364,205	676,029	—	61,340	(576)	1,100,997

Intangible asset in progress	—	—	—	—	(2,213)	—	(2,213)
Software license	20 to 50	(2,172)	(1,579)	—	—	—	(3,751)
Database	10	(387)	(60)	—	—	—	(447)
Customer portfolio	10	(67,524)	(8,960)	—	(1,862)	—	(78,346)
No competition (a)	20	—	(135)	—	(537)	—	(672)
Platform	10 to 20	(12,647)	(12,612)	—	(3,457)	—	(28,716)

(-) Accumulated depreciation		(82,730)	(23,346)	—	(8,069)	—	(114,145)

Total		281,475	652,683	—	53,271	(576)	986,852

Amortization expense was R$23,346 for the nine months ended September 30, 2021 (R$14,287 for the nine months ended September 30, 2020).

The amortization of intangibles includes the amount of R$19,759 for the nine months ended September 30, 2021 (R$12,271 for the nine months ended September 30, 2020) related to amortization of intangible assets acquired in business combinations, of which R$11,265 (R$3,900 for the nine months ended September 30, 2020) was recorded in costs of services and R$9,095 (R$8,371 for the nine months ended September 30, 2020) in administrative expenses.

(a)	Refers to the agreement of no competition between former stakeholders from Smarkio and D1 after the conclusion of acquisition of this subsidiary.

Impairment

The Company is required to test, on an annual basis, whether goodwill has suffered any impairment. The recoverable amount is determined based on the value resulting from these calculations. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows. The additions in this quarter in the Company’s goodwill balance are related to the D1 acquisition which closed on July 31, 2021 including the goodwill of subsidiary Smarkio which acquisition closed on November 30, 2020. Given recently completed acquisition, management concluded that there is no impairment of goodwill as of December 31, 2020 and September 30, 2021.

19

10	Loans and borrowings

		September 30, 2021	December 31, 2020
	Interest p.a.
Working capital	100% CDI + 2.40% to 5.46% and TJLP + 2.98%	154,144	97,396
Working capital	9.12% and 13.22%	17,327	—
BNDES Prosoft	TJLP + 2.96%	—	1,579
Debentures	18.16%	45,000	—

		216,471	98,975

Current		55,798	56,197
Non-current		160,673	42,778

The portion classified in non-current liabilities has the following payment schedule:

	September 30, 2021	December 31, 2020

2022	16,950	18,167
2023	70,027	16,918
2024	53,999	7,693
2025	18,798	—
2027	899

	160,673	42,778

Main changes in working capital loans and borrowings

On January 20, 2021, the Zenvia Brazil entered into a financing agreement with Banco Bradesco S.A. in the aggregate amount of R$30,000 for working capital purposes. Following a one year grace period during which interest is payable, the loan will be paid in 36 monthly installments with the first installment of principal and interest due on February 21, 2022 and the last installment due on January 20, 2025.

On February 3, 2021, the Company entered into two financing agreements with Banco do Brasil S.A. in the aggregate amount of R$50 million, being one agreement in the amount of R$18,000 with an eighteen-month grace period and 24 months of amortization and the other agreement in the amount of R$32,000 with a twelve-month grace period and 36 months of amortization. Each of the agreements provide that the Company is subject to a financial covenant of maintaining a net debt to EBITDA ratio of less than or equal to 3.5x and that the last installment is on August 27, 2024 (R$ 18,000) and February 27, 2025 (R$ 32,000).

On March 25, 2021, the Company entered into an agreement with Banco Votorantim S.A. – Nassau Branch for a CCB in the aggregate amount of US$1,453, convertible to reais at the execution date under a swap agreement (Contrato para Operações de Derivativos com Pacto de Cessão Fiduciária) entered into with Banco Votorantim S.A., resulting in a total aggregate amount of R$8,000. The transaction is secured by a fiduciary assignment (cessão fiduciária de direitos creditórios) of certain credits held at a the Company bank account (conta vinculada) held by the Company with Banco Votorantim S.A. Following a six-month grace period during which interest is payable, the loan will be paid in 12 monthly installments, with the first installment of principal and interest due on October 25, 2021 and the last installment due on September 26, 2022.

20

For the 3th quarter of 2021, there was not any new agreements besides the amount of R$ 63,430 due to acquisitions.

Debentures

On May 10, 2021, D1 issued debentures, not convertible into shares, in three series totaling the amount of R$ 45,000 to be paid in 54 installments. The interests are monthly accrued and paid. According to the deed of first private issuance of simple debentures, the debentures may have its early termination in the event any of the following situations occur:

a.	Consolidated adjusted gross margin is below 45%;
b.	Cash runway is below 6 months, which is calculated by dividing the cash position (cash and cash equivalents) by the average cash burn of the past 6 months;
c.	Debt coverage ratio is below 1.5, which is calculated by dividing the sum of the cash position (cash and cash equivalents) and the gross profit of the past 6 months by the interest payable for the next 6 months;
d.	D1 does not comply to any of the non-financial obligations described in the deed of debentures, such as monthly providing financial information and the calculation of the covenants (a) to (c).

To this date, D1 has been in compliance with all the events described above.

(i)	Contractual clauses

The Company has financing agreements in the amount of R$ 86,299 guaranteed by 20% of accounts receivable given as collateral and the balance of interest-earning bank deposits recorded as non-current assets, representing three times the amount of the first payment of principal plus interest. As of September 30, 2021, the Company was in compliance with the loans and borrowing financial covenants.

(ii)	Supplementary information to the cash flow

	September 30, 2021	September 30, 2020
Balance at December 31, 2019 and 2020	98,975	63,346
Changes in cash	106,676	16,711
Interest paid	(10,650)	(6,204)
Proceeds from loans and borrowings	151,428	30,000
Repayments of borrowings	(34,103)	(7,085)
Changes not affecting cash	10,820	2,444
Interest and exchange-rate expenses	10,820	2,444
Balance at September 30, 2020 and 2021	216,471	82,501

11	Long-Term Incentive Programs and Management remuneration

The Company has two Long-Term Incentive Programs Granted in 2018 and 2019, with eligibility to the Company's Statutory Directors, in a bonus format, in which payments will be made in 2022 and 2023 in cash, respectively, based on goals that must be achieved in December 2020 and 2021, respectively. In order to executives acquire the right of two Long-Term Incentive payments, the program has a retention period, in which it indicates that executives need to remain in the Company during the years 2021 and 2022. Changes in the provision are recognized in profit or loss and R$262 was recorded in the nine months ended September 30, 2021.

21

Adittionally on August 25, 2020, the Company granted to certain employees a bonus program in which those employees may receive additional compensation if certain milestones set forth therein are met, including the consummation of the Company’s initial public offering. Also, in connection with, and subject to, the consummation of the Company´s initial public offering, we expect to grant to certain of our officers and employees awards of restricted share units. Such restricted share units will give the holder the right to receive our Class A common shares subject to, among other conditions, a cliff vesting period of two years following consummation of this offering and, in the case of some grants, the achievement of certain performance goals to be established by us. Based on the initial public offering price of US$13.00 per Class A common share, we expect to deliver 23,908 of such restricted share units, or the equivalent of R$ 1,929 divided by the initial public offering price. An expense amounting to R$ 1,047 was recorded in our unaudited interim condensed consolidated statement of financial position as of September 30, 2021 relative to 11 months of the vesting period of the restricted share units.

As a result of the consummation of the initial public offering on July 22, 2021, The Company paid in August R$45,260 of cash-based payments to certain of our officers and employees which R$ 43,400 have not been recognized in our unaudited interim condensed consolidated financial statements after June 30, 2021.

An expense amounting to R$47,025 related to the cash-based programs for certain officers and employees was recorded in unaudited interim condensed consolidated statement as of September 30, 2021. calculated above a minimum valuation target on the pricing date, in addition to other milestones set forth therein.

In addition to the bonus program described above, the remuneration of management amounted to R$ 8,468 for the nine-months period ended September 30, 2021 (R$2,217 for the nine months ended September, 2020).

22

12	Provisions for tax, labor and civil risks

The Company, in the ordinary course of its business, is subject to tax, civil and labor lawsuits. Management, supported by its legal advisors' opinion, assesses the probability of the outcome of the lawsuit in progress and the need to record a provisions for risks that are considered sufficient to cover the probable losses.

The table below presents the position of provisions for disputes, probable losses and judicial deposits which refers to lawsuits in progress and social security risk.

	September 30, 2021	December 31, 2020

Service tax (ISSQN) Lawsuit - Company BWMS (a)	—	1,374
Service tax (ISSQN) Lawsuit - Company Zenvia (a)	30,669	29,962
Labor provisions	912	444
Other Provisions	388	1,064

	31,969	32,844

Service tax (ISSQN) judicial deposits - Lawsuit Company BWMS (a)	—	(1,374)
Service tax (ISSQN) judicial deposits - Lawsuit Company Zenvia (a)	(30,700)	(29,193)
Labor appeals judicial deposits	(94)	(10)

	(30,794)	(30,577)

	1,175	2,267

Changes in provisions and judicial deposits are as follows:

	Provisions	Judicial deposits
Balance at December 31, 2020	32,844	30,577
Additions	843	1,591
Additions due to acquisitions	336	—
Reversals	(2,054)	(1,374)
Balance at September 30, 2021	31,969	30,794

(a)	The amount of the liability related to the provision for tax risk refers to the lawsuit filed by the City of Porto Alegre about the service tax (ISSQN) against the Zenvia Brazil itself and the merged companies Human Serviços para Comunicação Móvel Ltda. and BWMS Soluções Móveis em Informática Ltda. In July, we reversed the provision for the BWMS tax lawsuit after a favorable sentence for the Company.

The Company and its subsidiaries are also party to labor lawsuits whose risk of loss, according to its legal advisors and the Company's Management, is classified as possible, for which no provision was recognized. The amount related to these lawsuits is R$ 297 as of September 30, 2021 (R$ 179 as of December 31, 2020).

23

13	Rights and Liabilities from business combinations

	Rights and Liabilities from business combinations
	September 30, 2021	December 31, 2020
Investment acquisition – Total Voice (a)	4,445	13,112
Investment acquisition – Sirena	16,904	71,792
Investment acquisition – Sirena (b)	22,125	8,833
Reimbursements to former shareholders	(6)	11
Investment acquisition – D1 (c)	224,970	—
	268,438	93,748
Current	111,790	53,520
Non-current	156,648	40,228

(a)	Refers to the compensation payable to the former shareholders for continuing employment which will be made up to 12 installments in 2021. On June 30, 2021, a provision was recorded in the amount of R$ 4,445 (R$ 13,112 as at December 31, 2020), reflecting the best estimate of the Company of the additional payment to former shareholders that become company’ employees.
(b)	Refers to the compensation payable related to the acquisition of Sirena. On September 30, 2021, a provision was recorded in the amount of R$ 22,125 (R$ 8,833 as at December 31, 2020) reflecting the best estimate of the Company of the additional payment to former shareholders that became Company’s employees. The payments will be made on July 2022.
(c)	Refers to the compensation payable related to the acquisition of D1. On September 30,2021, a provision was recorded in the amount of R$ 224,970. The amount of 56,892 will be paid in the second quarter of 2022 and the balance (R$168,078) in the second quarter of 2023.
14	Equity

a.	Share Capital

Shareholder’s	Class	Zenvia Inc Shares	%
Bobsin LLC	B	9,578,220	23.18
Oria Zenvia Co-investment Holdings, LP	B	3,178,880	7.69
Oria Zenvia Co-investment Holdings II, LP	B	3,941,050	9.54
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia	B	4,372,480	10.58
Oria Tech 1 Inovação Fundo de Investimento em Participações	B	2,637,670	6.38
Twilio Inc.	A	3,846,153	9.31
D1 former shareholders	A	1,942,750	4.70
Sirena former shareholders	A	89,131	0.22
Spectra I - Fundo de Investimento em Participações	A	39,940	0.10
Spectra II - Fundo de Investimento em Participações	A	159,770	0.39
Others	A	11,538,462	27.91
		41,324,506	100

24

On May 7, 2021, we completed our corporate reorganization which Zenvia Brazil became a wholly owned subsidiary of Zenvia Inc.(See note 1a)

On July 22, 2021, Zenvia Inc, listed its Class A common shares on Nasdaq, an U.S. stock exchange. The Company carried out its IPO through an initial public offering of 11,538,462 Class A common shares. Concurrently with and contingent upon the completion of this offering, Twilio Inc., a global leader platform of cloud communications, has agreed to purchase 3,846,153 additional Class A common shares to be issued by the Company in a private placement exempt from registration under the Securities Act of 1933, as amended. The gross proceeds of the initial public offering and private placement is R$ 1,031,355 (net proceeds R$ 952,567).

On July 30, 2021, the Company delivered 1,942,750 of our Class A common shares to certain D1 shareholders as a part of the conclusion of its purchase agreement.

On August 31,2021 the Company delivered 89,131 of our Class A common shares to certain Sirena shareholders, equivalent to an amount corresponding to US$ 0,859 thousand (R$ 4,467) as a part of the conclusion of its purchase agreement.

b.	Reserves

The reserves consist of:

•	Capital reserve: Refers to the additional paid-in capital. The price of the Company Shares to be issued for the purposes of the Contribution shall be the cost of the Contribution shares being contributed to the Company.
•	Share-based compensation: the Company granted to certain employees a bonus program in which those employees may receive additional compensation if certain milestones set forth therein are met, including the consummation of the Company’s initial public offering. The settlement of the bonus may be done by the Company’s own shares at the choice of the Company, under parameters to be defined in the future by the board of directors. See the note 11.

15	Revenue

15.1       Segment reporting

As discussed in note 1, the Company acquired in 2020 Rodati Motor Corporation, including the digital platform of R$ 54,521 and client portforlio of R$ 1,975. These non-financial assets were integrated to the Zenvia business and support the Company’s operations in Brazil, United States, Argentina and Mexico. The Company has no other material non-financial assets outside Brazil. In July, 2021 the Company acquired D1 including the digital platform of R$ 84,415 and client portforlio of R$ 7,068 whose operations are concentrated in Brazil.

The Company’s revenues by geography is presented below:

25

	For the three months period ended September 30		For the nine months period ended September 30
	2021	2020	2021	2020
Primary geographical markets
Brazil	138,878	90,934	357,053	258,220
USA	7,838	7,255	24,301	14,287
South Africa	189	1,385	1,698	3,108
Argentina	1,999	740	5,218	740
Chile	808	379	2,387	379
Mexico	3,157	2,744	8,338	2,744
Switzerland	4,384	8,789	9,970	15,822
Others	6,463	1,668	13,096	4,380
Total	163,716	113,894	422,061	299,680

15.2        Seasonality of operations

Although the Company has not historically experienced significant seasonality with respect to revenues throughout the year, some moderate seasonality has been observed in the use of the platforms in cases such as education and brick-and-mortar retail stores. The Company has experienced revenue growth during the Carnival period in March, the back-to-school periods in July and August, Black Friday at the end of November and the Christmas season. The rapid growth in the business has offset this seasonal trend to date, but its impact on revenue may be more pronounced in future periods.

16	Expenses by nature

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Personnel expenses (a)	88,767	23,167	153,641	53,674
Costs with operators/Other costs	108,722	80,276	278,145	208,582
Depreciation and amortization	10,660	8,347	26,960	19,038
Outsourced services	10,204	4,849	25,559	10,951
Allowance for credit losses	1,408	1,158	4,653	1,763
Marketing expenses / events	1,761	927	6,695	2,108
Other expenses	(2,307)	4,174	9,792	8,946
	219,215	122,898	505,445	305,062

Cost of services	110,914	81,229	297,500	217,783
Sales and marketing expenses	22,314	9,575	60,514	24,141
General administrative expenses	79,489	26,321	126,678	50,255
Research and development expenses	5,091	4,615	16,100	11,120
Allowance for credit losses	1,407	1,158	4,653	1,763
	219,215	122,898	505,445	305,062

26

(a)	Personnel expenses:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Salary	20,756	13,949	46,808	27,360
Benefits	2,346	695	4,918	2,048
Compulsory contributions to social security	7,718	3,132	16,836	7,979
Compensation	(9)	113	1,787	271
Provisions (vacation/13th salary)	4,114	1,827	8,127	4,310
IPO Bonus (Cash and share-based payment)	45,508	—	48,072	—
Provision for bonus and profit sharing	4,145	(2,917)	9,566	976
Compensation to former shareholders (a)	2,995	5,565	14,246	8,694
Other	1,180	803	3,281	2,036
	88,767	23,167	153,641	53,674

(a)	Compriser provision for additional compensation to former shareholders of Total Voice and Sirena linked to continued employment with the Company, in accordance with the acquisition agreement, based on the performance of Total Voice and Sirena.

17	Net finance costs

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Finance cost
Interest on loans and financing	(4,192)	(1,412)	(9,530)	(3,644)
Interest on debentures	(1,290)	—	(1,290)	—
Discounts	(45)	(24)	(85)	(136)
Foreign exchange losses	(1,896)	(10,142)	(15,048)	(10,537)
Bank expenses and IOF (tax on financial transactions)	(755)	(353)	(3,914)	(1,304)
Other financial expenses	(2,948)	(687)	(6,512)	(716)
Interests on leasing contracts	(109)	(258)	(239)	(585)
Losses on derivative instrument	685	—	(170)	—
Inflation adjustment	(288)	—	(1,019)	—
	(10,838)	(12,876)	(37,807)	(16,922)
Finance income
Interest	(1,492)	282	491	446
Foreign exchange gain	1,768	455	17,756	2,318
Interests on financial instrument	1,381	128	2,001	385
Other financial income	770	149	844	443
Gain on financial instrument	—	—	—	—
	2,427	1,014	21,092	3,592

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18	Income tax and social contribution

Income tax expense is recognised in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense in this interim condensed consolidated financial statements may have to be adjusted in a subsequent interim periods if the Company’s estimate of the annual income tax rate changes in future periods.

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Deferred taxes on temporary differences and tax losses	(3,856)	(6,653)	(13,512)	(7,721)
Current tax expenses	1,458	70	2,090	1,312
Tax (income) expense	(2,398)	(6,583)	(11,422)	(6,409)

18.1	Reconciliation between the nominal income tax and social contribution rate and effective rate

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Income before income tax and social contribution	(61,971)	(20,048)	(98,340)	(18,025)
Basic rate	34%	34%	34%	34%
Income tax and social contribution	21,075	6,816	33,440	6,129

Tax incentives	—	1,233	—	2,938
Net operation loss carryforward not recorded from subsidiaries (a)	(889)	(35)	(2,392)	(516)
IPO Bônus	(15,361)	—	(16,256)	—
Others	(2,428)	(1,432)	(3,371)	(2,142)

Tax benefit (expense)	2,397	6,582	11,421	6,409
Effective rate	3.87%	32.84%	11.61%	35.56%

(a)	For certain subsidiaries of Rodati Motor Corporation no deferred tax assets were recognized as temporary differences or tax loss carryforward. If it were recognized, it would amount to R$ 6,867. The Company recognizes that it is unlikely that future taxable profit will be available against which the Company can use the benefits therein.

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18.2	Breakdown and Changes in deferred income tax and social contribution

	September 30, 2021	December 31, 2020

Deferred tax assets
Provision for labor, tax and civil risk	10,428	10,885
Allowance for doubtful accounts	1,865	1,610
Tax losses and negative basis of social contribution tax	7,573	5,277
Provision for compensation from acquisitions	10,982	6,277
Other temporary differences	3,581	1,041

	34,429	25,090

Deferred Tax liabilities
Goodwill	(26,785)	(25,879)
Customer portfolio and platform	(16,947)	(22,005)

	(43,732)	(47,884)

	(9,303)	(22,794)

Balance at December 31, 2020	(22,794)
Additions	14,854
Reversals	(1,363)
Balance at September 30, 2021	(9,303)

The Company did not present taxable income in prior periods, mainly due to the deductibility for tax purposes of goodwill, representing a temporary difference. However, based on projections of taxable income and the reversal of goodwill temporary difference, management believes that sufficient taxable income will be available in future periods to recover deferred tax assets.

19	Earnings per share

The calculation of basic earnings per share is calculated by dividing net income for the period by the weighted average number of common shares existing during the period. Diluted earnings per share are calculated by dividing net income for the period by weighted average number of common shares existing during the period plus weighted average number of common shares that would be issued upon conversion of all potentially diluting common shares into common shares.

The tables below show data of income and shares used in calculating basic and diluted earnings per share. The Class A common stock subject to future vesting were excluded from the calculation of the diluted net loss per share attributable to common stockholders because their effect would have been anti-dilutive:

	Nine months ended September 30,
	2021	2020
Basic and diluted earnings per share
Numerator
Profit (loss) of the period assigned to Company’s shareholders	(86,918)	(11,616)
Denominator
Weighted average for number of common shares	41,324,506	4,601,501
Class A common stock subject to future vesting	60,480	—
	41,384,986	4,601,501

Basic earnings (loss) per share (in reais)	(2,103)	(2,524)
Diluted earnings (loss) per share (in reais)	(2,103)	(2,524)

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20	Risk management and financial instruments

20.1	Classification of financial instruments

The classification of financial instruments is presented in the table below, and in the understanding of the Company's Management, there are no financial instruments classified in other categories besides those informed:

	September 30, 2021			December 31, 2020

	Fair value through profit or loss	Amortized cost	Level 1	Fair value through profit or loss	Amortized cost	Level 1
Assets
Cash and cash equivalents	231,152	378,751	231,152	46,880	13,099	47,453
Interest earnings bank deposits	6,820	—	6,820	2,227	—	2,227
Trade accounts receivable	—	119,363	—	—	86,009	—

	237,972	498,114	237,972	49,107	99,108	49,680
Liabilities
Loans and financing	—	216,471	—	—	98,975	—
Derivative financial instrument	135	—	135	—	—	—
Trade and other payable	—	109,315	—	—	101,388	—

	135	325,786	135	—	200,363	—

20.2	Financial risk management

The Company has a financial executive committee responsible for risk management, with the supervision of the Board of Directors, and is also responsible for defining the policy, managing risks and financial instruments through control systems, which establish foreign exchange exposure limits and interest, and define the allocation of funds with financial institutions. The positions of all financial instruments, as well as the results obtained in relation to the proposed goals, are presented and evaluated monthly by the financial executive committee and submitted to the Board of Directors of the Company.

20.3	Credit risk

It results from any difficulty in collecting the amounts of services provided to the customers. The Company and its subsidiaries are also subject to credit risk from their interest earning bank deposits. The credit risk related to the provision of services is minimized by a strict control of the customer base and active delinquency management by means of clear policies regarding the concession of services. There is no concentration of transactions with customers and the default level is historically very low. In

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connection with credit risk relating to financial institutions, the Company and its subsidiaries seek to diversify such exposure among financial institutions.

Credit risk exposure

The book value of financial assets represents the maximum credit exposure. The maximum credit risk exposure on financial information date was:

	September 30, 2021	December 31, 2020
Cash and cash equivalents	609,903	59,979
Interest earnings bank deposits	6,820	2,227
Trade accounts receivable	119,363	86,009

	736,086	148,215

The Company determines its allowance for expected credit losses by applying a loss rate calculated on historical effective losses on sales.

Additionally, the Company considers that accounts receivable had a significant increase in credit risk and provides for:

•	All notes receivable past due for more than 6 months;
•	Notes subject to additional credit analysis presenting indicators of significant risks of default based on ongoing renegotiations, failure indicators or judicial recovery ongoing processes and customers with relevant evidence of cash deteriorating situation.

20.4	Market Risk

Interest rate and inflation risk: Interest rate risk arises from the portion of debt and interest earning bank deposits remunerated at CDI (Interbank Deposit Certificate) rate, which may adversely affect the financial income or expenses in the event an unfavorable change in interest and inflation rates takes place.

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20.5	Operations with derivatives

The Company does not have speculative derivatives.

20.6	Liquidity risk

The liquidity risk consists of the risk of the Company not having sufficient funds to settle its financial liabilities. The Company’s and its subsidiaries’ cash flow and liquidity control are monitored on a daily basis by Company treasury function, so as to ensure that cash operating generation and previous fund raising, as necessary, are sufficient to maintain payment schedule, thus not generating liquidity risk for the Company and its subsidiaries.

We present below the contractual maturities of financial liabilities including payment of estimated interest.

Non-derivative financial liabilities	Book value	Contractual cash flow	Up to 12 Months	1–2 Years	2–3 years	>3 years

Loans and financing	160,673	160,673	16,950	70,027	53,999	19,698
Trade and other payables	109,315	109,315	107,151	2,164	—	—
Lease liabilities	4,472	4,472	2,057	2,414	—	—

	274,460	274,460	126,158	74,606	53,999	19,698

20.7	Sensitivity analysis

The main risks linked to the Company's operations are linked to the variation of the Interbank Deposit Certificate (CDI) for financing and financial investments and the Long-Term Interest Rate (TJLP) for financing. The Company’s financial instruments are represented by cash and cash equivalents, accounts receivable, accounts payable, loans and financing, and are recorded at amortized cost, plus interests incurred.

Investments indexed to CDI are recorded at market value, according to quotations published by the respective financial institutions, and the remainder refer mostly to bank deposit certificates. Therefore, the recorded amount of these securities does not differ from the market value.

The table below presents three scenarios for the risk of decreasing or increasing of the CDI and TJLP indexes. The base scenario was the index at September 30, 2021 of 6.15% p.a. for CDI and 4.88% p.a. Scenario II represents a 25% increase or decrease and scenario III a 50% increase or decrease. The Company has loans and borrowings linked to the CDI rate and the TJLP rate (long-term interest rate).

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Operation	Balance at September 30, 2021	Risk	Scenario I Current scenario	Scenario II	Scenario III
Short-term investments maturing in up to 90 days	231,152	CDI decrease	14,216	10,662	7,108
			6.15%	4.61%	3.08%
Loans and borrowings - BNDES	—	TJLP increase	—	—	—
			4.88%	6.10%	7.32%
Loans and borrowings - others	(216,471)	CDI increase	(13,313)	(16,641)	(19,969)
			6.15%	7.69%	9.23%

Total impact on financial investments and liabilities			903	(5,979)	(12,861)

20.8	Capital management

Company’s capital management aims to ensure that a strong credit rating is maintained before institutions, as well as a strong capital relationship, so as to support Company's business and leverage shareholders' value.

The Company controls its capital structure by adjusting it to the current economic conditions. In order to maintain an adjusted structure, the Company may pay dividends, return capital to the shareholders, fund new loans, issue promissory notes and contract derivative transactions.

The Company considers its net debt structure as loans and financing less cash and cash equivalents. The financial leverage ratios are summarized as follows:

	September 30, 2021	December 31, 2020

Loans and borrowings	216,471	98,975
Cash and cash equivalents	(609,903)	(59,979)

Net debt	(393,432)	38,996

Total equity	1,145,743	115,348

Net debt/Shareholders' equity (%)	(0.34)	0.34

21	Related Parties

Balances and transactions between the Company and its subsidiaries, when applicable, were eliminated from the consolidation and thus not shown.

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22	Subsequent events

22.1	Acquisition of SenseData Tecnologia Ltda - SenseData

On November 01, 2021, Zenvia Inc, through its wholly-owned subsidiary Zenvia Mobile Serviços Digitais S.A., closed the direct and indirect acquisition of 100% of the share capital of Sensedata Tecnologia Ltda – SenseData. Founded in 2016, SenseData is a SaaS company that enables businesses to create communication actions and specific 360º customer journeys, supported by a customized proprietary scorecard called SenseScore. By tracking and aggregating data from different providers, both internal and external, the solution enables automated customized actions in different touchpoints of the customer journey, creating more personalized and seamless experiences.

SenseData has over 140 clients across 13 different industry verticals, mainly in finance, retail, health, and software. SenseData current annual recurrent revenues (ARR) grew by 75% in the last twelve months ended September 30, 2021, to approximately R$ 11 million, with an adjusted gross margin of 60% on a standalone basis.

The minimum purchase price was defined as R$ 71,923 millions and the payment terms include approximately 40% in up front cash and 50% as an earn-out cash structure based on the achievement of gross profit milestones by SenseData until Q4 2023. SenseData former controlling shareholders will also receive 10% of the consideration in the form of Zenvia’s Class A common shares, subject to customary lock-up provisions. Consistent with Zenvia’s M&A model, Mateus Pestana, SenseData CEO, will remain in the operation of SenseData business along with its team. Besides that, it was defined a complementary purchase price through achievement of performances clauses in the agreement.

Zenvia estimates the acquisition to be done at a multiple of 2.2x Enterprise Value/Sales 2023 at the end of the earn-out period.

The acquisition of SenseData is a step forward for Zenvia to consolidate its position as a unified end-to-end CX platform. By connecting information from other business lines in a single customer data hub, Zenvia strengthens its solutions in Customer Success.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 16, 2021

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer